

December 20, 2017

Matthew Onaitis
Chief Financial Officer and General Counsel
Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, CA   92121

> **Re: Cidara Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 001-36912**

Dear Mr. Onaitis:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance